united states

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 28, 2019

GENOMIC HEALTH, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-51541 (Commission File Number)	77-0552594 (I.R.S. Employer Identification No.)

301 Penobscot Drive
Redwood City, California	94063
(Address of principal executive offices)	(Zip Code)

(650) 556-9300

(Registrant’s telephone number,
including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GHDX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

As previously disclosed on July 28, 2019, Genomic Health, Inc., a Delaware corporation (“Genomic Health” or the “Company”), entered into an Agreement and Plan of Merger with Exact Sciences Corporation, a Delaware corporation (“Exact Sciences”), and Spring Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exact Sciences (“Merger Sub”), pursuant to which Merger Sub will merge with and into Genomic Health, with Genomic Health surviving as a wholly owned subsidiary of Exact Sciences (the “Merger”).  In connection with the Merger, Genomic Health filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement of Genomic Health that also constitutes a prospectus of Exact Sciences, dated October 4, 2019 (the “Proxy Statement/Prospectus”), which Genomic Health commenced mailing to stockholders of Genomic Health on or about October 7, 2019.

In connection with the Merger, five actions, including two putative class action lawsuits, were filed in the United States District Court for the Northern District of California and two actions, including one putative class action lawsuit, were filed in the United States District Court for the District of Delaware. The five lawsuits filed in the United States District Court for the Northern District of California are captioned Wang v. Genomic Health, Inc., et al., 3:19-cv-05556 (filed September 4, 2019), Seligman v. Genomic Health, Inc., et al., 3:19-cv-05710 (filed September 11, 2019), Rice v. Genomic Health, Inc., et al., 3:19-cv-05929 (filed September 23, 2019), Martak v. Genomic Health, Inc., et al., 3:19-cv-06065 (filed September 25, 2019) and Litwin v. Genomic Health, Inc., et al., 3:19-cv-06511 (filed October 10, 2019), and the two lawsuits filed in the United States District Court for the District of Delaware are captioned Plumley v. Genomic Health, Inc., et al., 1:19-cv-01719 (filed September 12, 2019) and Shasheva v. Genomic Health, Inc., et al., 1:19-cv-01942 (filed October 14, 2019) (all seven lawsuits, collectively, the “Merger Litigation”). The complaints allege, among other things, claims under Section 14(a) and 20(a) of the Exchange Act asserting that the preliminary or final proxy statement filed by Genomic Health in connection with the Merger is materially incomplete and misleading, and the Seligman complaint also alleges claims for breach of fiduciary duty relating to the merger. The Seligman, Plumley and Rice actions seek to allege claims on behalf of a putative class of stockholders of Genomic Health. The complaints purport to seek to enjoin the planned special meeting of Genomic Health’s stockholders unless and until the allegedly missing material information is disclosed or, in the event the merger is consummated, to recover damages from the defendants.

The Company believes that the claims asserted in the Merger Litigation are without merit and that no supplemental disclosure is required under applicable law. However, in order to avoid the risk of the Merger Litigation delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily supplement the Proxy Statement/Prospectus as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Merger Litigation that any additional disclosure was or is required.

This Current Report on Form 8-K will not affect the merger consideration to be paid to stockholders of the Company in connection with the Merger or the timing of the special meeting of the Company’s stockholders scheduled for November 7, 2019, at 10:00 a.m., Pacific Time, at the offices of Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover Street, Palo Alto, California 94304. The Company’s board of directors continues to recommend that you vote “FOR” the proposal to adopt the Merger Agreement and approve the Merger and “FOR” the other proposals being considered at the special meeting.

SUPPLEMENTAL DISCLOSURES

The Company has agreed to make these supplemental disclosures to the Proxy Statement/Prospectus. This supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. Defined terms used but not defined below have the meanings set forth in the Proxy Statement/Prospectus. All page references in the information below are to pages in the Proxy Statement/Prospectus. Paragraph references used herein refer to the Proxy Statement/Prospectus before any additions or deletions resulting from the supplemental disclosures. Underlined text shows text being added to a referenced disclosure in the Proxy Statement/Prospectus. The information contained herein speaks only as of October 4, 2019 unless the information indicates another date applies.

1.        The section of the Proxy Statement/Prospectus entitled “The Merger—Background of the Merger” is hereby supplemented as follows:

The second paragraph of the section above is amended to add the following sentence at the end of the paragraph:

“Any remaining standstill provisions in the confidentiality agreements that were entered into in connection with the process terminated upon Genomic Health’s entry into the merger agreement.”

2.        The section of the Proxy Statement/Prospectus entitled “The Merger—Opinion of Genomic Health’s Financial Advisor—Opinion of Goldman Sachs—Illustrative Present Value of Future Share Price Analysis—Genomic Health Standalone” is hereby supplemented as follows:

The last full paragraph on page 66 of the Proxy Statement/Prospectus is amended and restated in its entirety to read as follows:

“Illustrative Present Value of Future Share Price Analysis—Genomic Health Standalone.    Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Genomic Health common stock, which is designed to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's financial multiples. For this analysis, Goldman Sachs used the management forecasts of revenue for fiscal years 2020 to 2022 and the net debt and number of fully diluted outstanding shares of Genomic Health as of December 31, 2019 through 2021, as provided by Genomic Health's management. Goldman Sachs first multiplied the management forecasts of revenue for fiscal years 2020 to 2022 by an illustrative range of enterprise value to forward revenue multiples of 3.5x to 5.5x to determine implied per share future equity values of Genomic Health common stock estimates for each of the fiscal years 2019 to 2021. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current EV / Revenue multiples for Genomic Health, the peer companies, and the diagnostic lab companies. Goldman Sachs then added the assumed amount of Genomic Health's net cash as of December 31 for each of the fiscal years 2019 to 2021 set forth in the management forecasts to calculate a range of illustrative equity values for Genomic Health. Goldman Sachs then divided this range of illustrative equity values by the number of Genomic Health’s estimated fully diluted shares as of December 31 for each of the fiscal years 2019 to 2021~~, per the management forecasts,~~ based on shares, options and restricted stock units as of July 25, 2019 provided by Genomic Health management to calculate a range of illustrative future equity values per share for Genomic Health. These implied per share future equity values for the twelve-month periods ending on December 31, 2019, December 31, 2020 and December 31, 2021, respectively, were then discounted to June 30, 2019 using an illustrative discount rate of 9.4%, reflecting an estimate of Genomic Health's cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $51.20 to $79.66 per share of Genomic Health common stock.”

3.        The section of the Proxy Statement/Prospectus entitled “The Merger—Opinion of Genomic Health’s Financial Advisor—Opinion of Goldman Sachs—Illustrative Pro Forma Present Value of Future Share Price Analysis—Value to Genomic Health Stockholders” is hereby supplemented as follows:

The first full paragraph on page 67 of the Proxy Statement/Prospectus is amended and restated in its entirety to read as follows:

“Goldman Sachs first calculated the illustrative implied future equity values per share of the pro forma combined company as of December 31 for each of the fiscal years 2019 to 2021, by applying enterprise value to forward revenue multiples of 9.0x to 14.0x to forward year pro forma revenue for the pro forma combined company (including synergies). These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current EV / Revenue multiples for the Company, the peer companies, and the diagnostic lab companies. Goldman Sachs then subtracted the assumed amount of the pro forma combined company’s net debt as of December 31 for each of the fiscal years 2019 to 2021 based on the management forecasts to calculate a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided this range of illustrative equity values by the number of the pro forma combined company's estimated fully diluted shares as of December 31 for each of the fiscal years 2019 to 2021 based on ~~the management forecasts~~ shares, options, restricted stock units and convertible notes as of July 25, 2019 provided by Exact Sciences management to calculate a range of illustrative future equity values per share for the pro forma combined company. Goldman Sachs then discounted these future values back to June 30, 2019, using an illustrative discount rate of 9.1%, reflecting an estimate of the pro forma combined company's cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then multiplied the range of illustrative present equity values it derived for the shares of the pro forma combined company's stock by the exchange ratio of 0.37737 shares of Exact Sciences common stock to be paid for each share of Genomic Health common stock (the exchange ratio was calculated based on the Exact Sciences common stock closing price of $117.92 per share on July 26, 2019), and added the result to the $27.50 in per share cash consideration to be paid to the holders of Genomic Health common stock pursuant to the merger agreement. This analysis resulted in a range of illustrative present values for the merger consideration to be paid for the shares of Genomic Health common stock of $60.64 to $94.39.”

4.        The section of the Proxy Statement/Prospectus entitled “The Merger—Opinion of Genomic Health’s Financial Advisor—Opinion of Goldman Sachs—Illustrative Discounted Cash Flow Analysis—Genomic Health Standalone” is hereby supplemented as follows:

The last paragraph on page 67 of the Proxy Statement/Prospectus is amended and restated in its entirety to read as follows:

“Illustrative Discounted Cash Flow Analysis—Genomic Health Standalone.    Using the management forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Genomic Health. Using discount rates ranging from 9% to 10%, reflecting estimates of Genomic Health’s weighted average cost of capital, Goldman Sachs discounted to present value as of June 30, 2019 (i) estimates of unlevered free cash flow for Genomic Health for the years 2019 through 2026 as reflected in the management forecasts and (ii) a range of illustrative terminal values for Genomic Health, which were calculated by applying perpetuity growth rates, ranging from 2.0% to 4.0%, to a terminal year 2026 estimate of the unlevered free cash flow to be generated by Genomic Health, as reflected in the management forecasts (which analysis implied exit terminal year earnings before interest, taxes, depreciation and amortization, or EBITDA, multiples ranging from 9.2x to 14.9x). Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the management forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for Genomic Health by adding the ranges of present values it derived above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Genomic Health, in each case, the amount of Genomic Health’s net cash of $244 million as of June 30, 2019, as provided by Genomic Health’s management, to derive a range of illustrative equity values for Genomic Health. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Genomic Health common stock, as provided by Genomic Health’s management, to derive a range of illustrative present values per share ranging from $49.03 to $69.83.”

5.        The section of the Proxy Statement/Prospectus entitled “The Merger—Opinion of Genomic Health’s Financial Advisor—Opinion of Goldman Sachs—Selected Transactions Analysis” is hereby supplemented as follows:

The first paragraph on page 69 of the Proxy Statement/Prospectus, including the table immediately following such paragraph, is amended and restated in its entirety to read as follows:

“Selected Transactions Analysis.    Goldman Sachs analyzed certain information relating to the following selected transactions in the diagnostic services industry over the last 10 years:

Date Announced	Acquirer	Target	EV/LTM Sales	Premium to 1 Month Prior
June 19, 2018	Roche Holding AG	Foundation Medicine, Inc.	NA	68.9%
May 28, 2018	Myriad Genetics, Inc.	Counsyl, Inc.	2.8x	NA
July 6, 2017	Konica Minolta, Inc.	Ambry Genetics Corporation	3.4	NA
August 3, 2016	Myriad Genetics, Inc.	Assurex Health, Inc.	3.8	NA
July 27, 2016	Laboratory Corporation of America Holdings	Sequenom Inc.	3.2	NA
October 21, 2015	NeoGenomics Laboratories, Inc.	Clarient, Inc.	2.4	NA
June 4, 2015	OPKO Health, Inc.	Bio-Reference Laboratories Inc.	1.7	60.7
December 2, 2014	Roche Holding AG	Ariosa Diagnostics, Inc.	6.3	NA
February 4, 2014	Myriad Genetics, Inc.	Crescendo Bioscience, Inc.	14.6	NA
October 6., 2011	Miraca Holdings Inc.	Caris Life Sciences, Inc.	3.5	NA
March 18, 2011	Quest Diagnostics Incorporated	Celera Corporation	2.6	23.5
February 24, 2011	Quest Diagnostics Incorporated	Athena Diagnostics, Inc.	6.7	NA
January 24, 2011	Novartis AG	Genoptix, Inc.	1.6	28.0
October 22, 2010	GE Healthcare Limited	Clarient, Inc.	5.3	45.8
September 13, 2010	Laboratory Corporation of America Holdings	Genzyme Genetics	2.5	NA”

6.            The section of the Proxy Statement/Prospectus entitled “The Merger—Opinion of Genomic Health’s Financial Advisor—Opinion of Goldman Sachs—Premia Analysis” is hereby supplemented as follows:

The last full paragraph on page 69 of the Proxy Statement/Prospectus is amended and restated in its entirety to read as follows:

“Premia Analysis.    Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for the aforementioned selected transactions during the last 10 years in the diagnostic services industry, which period was selected by Goldman Sachs utilizing its professional judgment and experience. With respect to those selected transactions, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the diagnostic services transactions (excluding earnouts) relative to the target’s closing stock price one month prior to announcement of the transaction. This analysis indicated a median premium of 45.8% across the period. This analysis also indicated a 25th percentile premium of 28.0% and 75th percentile premium of 60.7% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 28.0% to 60.7% to the closing price per share of Genomic Health common stock one month prior to announcement of $53.88 and calculated a range of implied equity values per share of Genomic Health common stock of $68.97 to $86.59.”

7.            The section of the Proxy Statement/Prospectus entitled “The Merger—Certain Unaudited Prospective Financial Information” is hereby supplemented as follows:

The table entitled “Genomic Health Stand-Alone Forecasts” on page 72 of the Proxy Statement/Prospectus is amended and restated in its entirety to read as follows:

“Genomic Health Stand-Alone Forecasts(1):

	Fiscal Year (in millions)
	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$452	$512	$570	$630	$720	$818	$894	$939
EBITDA (non-GAAP)(2)	$74	$102	$125	$147	$178	$218	$236	$247
EBIT (non-GAAP)(3)	$61	$87	$108	$129	$158	$196	$214	$225
(-) Taxes	$(15)	$(21)	$(26)	$(26)	$(32)	$(39)	$(43)	$(45)
% Tax rate	24%	24%	24%	20%	20%	20%	20%	20%
(+) Depreciation and amortization	$13	$15	$17	$18	$20	$22	$22	$22
(-) Capital expenditures	$(15)	$(20)	$(15)	$(15)	$(25)	$(20)	$(22)	$(23)
(-) Increase in net working capital	$(5)	$(12)	$(12)	$(12)	$(18)	$(20)	$(15)	$(9)
Unlevered free cash flow	$39	$49	$73	$95	$103	$139	$156	$170

(1) Stand-alone forecasts of Genomic Health were provided by Genomic Health’s management.

(2) EBITDA is presented after the impact of stock-based compensation.

(3) EBIT is presented after the impact of stock-based compensation.

As of July 25, 2019, Genomic Health had outstanding 37.3 million shares, options to purchase 2.9 million shares with a weighted average exercise price of $34.94 per share and 0.7 million restricted stock units.”

8.            The sections of the Proxy Statement/Prospectus entitled “Summary—Litigation Relating to the Merger”, “Risk Factors—Risks Relating to the Merger—Litigation relating to the merger could require Genomic Health and Exact Sciences to incur significant costs and suffer management distraction, as well as to delay and/or enjoin the merger.” and “The Merger—Litigation Relating to the Merger” are hereby supplemented as follows:

The first paragraph of each of the sections above is amended and restated in its entirety to read as follows:

“Beginning on September 4, 2019, seven actions were filed by purported stockholders of Genomic Health in federal courts in California and Delaware, captioned Wang v. Genomic Health, Inc., et al., Case No. 3:19-cv-05556 (N.D. Cal), Seligman v. Genomic Health, Inc., et al., Case No. 3:19-cv-05710 (N.D. Cal), Rice v. Genomic Health, Inc. et al., Case No. 3:19-cv-05929, Plumley v. Genomic Health, Inc., et al., Case No. 1:19-cv-01719 (D. Del.), Martak v. Genomic Health, Inc., et al., Case No. 3:19-cv-06065 (N.D. Cal.), Litwin v. Genomic Health, Inc., et al., Case No. 3:19-cv-06511 (N.D. Cal) and Shasheva v. Genomic Health, Inc., et al., Case No. 1:19-cv-01942 (D. Del.), alleging claims relating to the merger. The complaints name as defendants Genomic Health and the members of the Genomic Health Board, and the Seligman and Plumley actions also name as defendants Exact Sciences and Merger Sub. The complaints allege, among other things, claims under Section 14(a) and 20(a) of the Exchange Act asserting that the preliminary or final proxy statement filed by Genomic Health in connection with the merger is materially incomplete and misleading, and the Seligman complaint also alleges claims for breach of fiduciary duty relating to the merger. The Seligman, Plumley and Rice actions seek to allege claims on behalf of a putative class of stockholders of Genomic Health. The complaints purport to seek to enjoin the planned special meeting of Genomic Health’s stockholders unless and until the allegedly missing material information is disclosed or, in the event the merger is consummated, to recover damages from the defendants. The defendants believe the claims asserted in these civil actions are without merit.”

9.        The section of the Proxy Statement/Prospectus entitled “The Merger—Certain Unaudited Prospective Financial Information” is hereby supplemented as follows:

The table entitled “Exact Sciences Pro Forma Combined Forecasts” on page 73 of the Proxy Statement/Prospectus is amended and restated in its entirety to read as follows:

“Exact Sciences Pro Forma Combined Forecasts(1):

	Fiscal Year (in millions)
	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$1,252	$1,642	$2,110	$2,515	$3,079	$3,647	$4,162	$4,518
EBITDA (non-GAAP)(2)(4)	$(117)	$59	$281	$521	$767	$1,021	$1,226	$1,360
EBIT (non-GAAP)(3)(4)	$(175)	$1	$214	$453	$697	$949	$1,154	$1,288
(-) Taxes	$–	$(0)	$(47)	$(100)	$(153)	$(209)	$(254)	$(283)
% Tax rate	22%	22%	22%	22%	22%	22%	22%	22%
(+) Depreciation and amortization	$58	$58	$67	$68	$70	$72	$72	$72
(-) Capital expenditures	$(198)	$(102)	$(65)	$(65)	$(75)	$(70)	$(72)	$(73)
(-) Increase in net working capital	$(55)	$(54)	$(68)	$(28)	$(38)	$(43)	$(41)	$(32)
Unlevered free cash flow	$(370)	$(97)	$101	$329	$501	$700	$859	$972

(1) Pro forma Exact Sciences forecasts reflecting the combined company were provided by Genomic Health’s management and include projected operating synergies that were discussed with Exact Sciences’ Chief Financial Officer.

(2) EBITDA is presented after the impact of stock-based compensation.

(3) EBIT is presented after the impact of stock-based compensation.

(4) Includes projected pre-tax operating synergies of $8 million in fiscal year 2020, $17 million in fiscal year 2021 and $25 million in each of the remaining fiscal years.

As of July 25, 2019, Exact Sciences had outstanding 129.5 million shares, options to purchase 2.4 million shares with a weighted average exercise price of $23.84 per share, $415 million of convertible notes with a conversion price of $75.43, $747 million of convertible notes with a conversion price of $111.66 and 4.0 million restricted stock units, and pro forma shares outstanding was assumed to include 14.9 million shares issued to Genomic Health stockholders.”

*         *         *

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains statements, including statements regarding the merger that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this Current Report on Form 8-K regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the merger are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Exact Sciences’ and Genomic Health’s control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market Exact Sciences’ and Genomic Health’s tests; the acceptance of Exact Sciences’ and Genomic Health’s tests by patients and healthcare providers; the ability to meet demand for Exact Sciences’ and Genomic Health’s tests; the willingness of health insurance companies and other payers to cover Exact Sciences’ and Genomic Health’s tests and adequately reimburse for such tests; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system; the effects of changes in pricing, coverage and reimbursement for Exact Sciences’ and Genomic Health’s tests; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships and acquisitions; the ability of the combined company to establish and maintain collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations; and other risks as detailed from time to time in Exact Sciences’ and Genomic Health’s reports filed with the SEC, including Exact Sciences’ and Genomic Health’s respective annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into the Proxy Statement/Prospectus in the section entitled “Risk Factors” beginning on page 34 of the Proxy Statement/Prospectus.

There can be no assurance that the merger or any other transaction described will in fact be completed in the manner described or at all. Any forward-looking statement speaks only as of the date on which it is made, and Exact Sciences and Genomic Health assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information

In connection with the proposed merger, on September 25, 2019, Exact Sciences filed with the SEC an amendment to the registration statement on Form S-4 originally filed on August 29, 2019, which includes a proxy statement of Genomic Health that also constitutes a prospectus of Exact Sciences (the “Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on October 4, 2019, and Genomic Health commenced mailing the Proxy Statement/Prospectus to stockholders of Genomic Health on or about October 7, 2019. Each party will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain the Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials free of charge from the SEC’s website (https://www.sec.gov) or from Exact Sciences or Genomic Health. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the Proxy Statement/Prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENOMIC HEALTH, INC.

Date: October 28, 2019	By:	/s/ Jason W. Radford
Name: Jason W. Radford
Title: Chief Legal Officer